Filed by AXIS Capital Holdings Limited
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: PartnerRe Ltd.
Commission File No.: 001-14536

AXIS Capital Holdings Ltd.	AXS	AXIS Capital Holdings Limited and PartnerRe Ltd Merger Call	May 4, 2015
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• PARTICIPANTS

Corporate Participants

Linda Ventresca – Head-Investor Relations, AXIS Capital Holdings Ltd.

Michael A. Butt – Chairman, AXIS Capital Holdings Ltd.

Albert A. Benchimol – President, Chief Executive Officer & Executive Director, AXIS Capital Holdings Ltd.

Other Participants

Amit Kumar – Analyst, Macquarie Capital (USA), Inc.

Meyer Shields – Analyst, Keefe, Bruyette & Woods, Inc.

Charles J. Sebaski – Analyst, BMO Capital Markets (United States)

Josh D. Shanker – Analyst, Deutsche Bank Securities, Inc.

Jay Arman Cohen – Analyst, Bank of America Merrill Lynch

Ian J. Gutterman – Financial Portfolio Manager, Balyasny Asset Management LP

Brian R. Meredith – Analyst, UBS Securities LLC

• MANAGEMENT DISCUSSION SECTION

Operator: Welcome to the AXIS Capital PartnerRe amalgamation update conference call. All participants will be in listen-only mode. [Operator Instructions]

After today’s presentation, there will be an opportunity to ask questions. [Operator Instructions]

Please also note, today’s event is being recorded. I would now like to turn the conference over to Linda Ventresca, Executive Vice President. Ms. Ventresca, please go ahead ma’am.

Linda Ventresca, Head-Investor Relations

Thank you, [ph] Rocco and good morning, ladies and gentlemen.

I am happy to welcome you to our conference call to discuss an update with respect to the merger between AXIS Capital and PartnerRe, as you’ve seen our press release that was issued this morning.

We’ve also posted to the investor information section of our website the presentation for today. We set aside an hour for today’s call which is also available as audio webcast through the AXIS Capital website. A replay of the teleconference will be available by dialing 877-344-7529 in the United States. The international number is 412-317-0088. The conference code for both replay dial-in numbers is 10065518.

On today’s call are Michael Butt, Chairman of the Board of AXIS Capital; Albert Benchimol, President and CEO of AXIS Capital; and Joseph Henry, CFO of AXIS Capital.

Before I turn the call over to Michael, I will remind everyone that the statements made during this call, including the question-and-answer session, which are not historical facts, may be forward-looking statements within the meaning of the U.S. federal securities laws.

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AXIS Capital Holdings Ltd.	AXS	AXIS Capital Holdings Limited and PartnerRe Ltd Merger Call	May 4, 2015
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These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses.

These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, as are further described in the risk factors set forth in AXIS’s most recent report on Form 10-K and our other documents on file with the SEC.

We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. For information about the pending merger, please see our merger proxy S4 filed on March 16, 2015 or visit the investor information section of our website, www.axiscapital.com.

With that I’d like to turn the call over to Michael Butt.

Michael A. Butt, Chairman

Thank you very much, Linda. Good morning, everyone and thank you for joining us today.

As Linda said, I’m here today with Albert Benchimol and Joe Henry. And it is indeed my great pleasure to be here again to talk with you about this transformative combination.

As we explained when we announced this merger in January, combining our two companies will create a broadly diversified global specialty insurance and reinsurance company with the scale, capital and market presence to compete at the highest levels of our industry internationally.

Our board has always been focused on addressing the challenges of today’s evolving markets and creating value for our shareholders.

Our combined entity will be one of the world’s preeminent specialty insurance and reinsurance companies. We will have a top-five market position among reinsurers and a leading position among broker-based reinsurers. We will have a significant specialty insurance platform with compelling growth prospects across a diversified array of product lines and a strong and growing life, accident, and health franchise.

Although both PartnerRe and AXIS are well-positioned on their own, we believe that we will be better positioned to compete and excel in this evolving new global marketplace as a combined entity, which will benefit our clients, our brokers, our shareholders and our employees.

I have always had a great deal of admiration for PartnerRe and the business they’ve built in the reinsurance market over the past two decades since I came to Bermuda at the same time that PartnerRe was being formed. Our work with them during this integration process over the past few months has strongly reinforced these sentiments.

As Chairman Emeritus of the combined organization I look forward to working with our talented group of leaders from both of these great organizations and serving the combined company.

I’d now like to turn the call over to Albert who will discuss the specifics of this revised transaction. Albert?

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AXIS Capital Holdings Ltd.	AXS	AXIS Capital Holdings Limited and PartnerRe Ltd Merger Call	May 4, 2015
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Albert A. Benchimol, President, Chief Executive Officer & Executive Director

Thank you Michael and good morning everyone.

We’ve been working closely with PartnerRe since we announced the merger of equals at the end of January. And throughout this integration process, we have confirmed the premise of our merger, uncovered new opportunities and grown even more confident with respect to the tremendous strategic benefits of this merger.

Our strategic combination with PartnerRe will create superior and sustainable value to all shareholders by forming a broadly diversified global insurance and reinsurance company with the scale, capital and enhanced market presence to deliver greater breadth and depth of products and services, larger capacity and leading positions in several markets.

Together, we will be one of the world’s preeminent specialty insurance and reinsurance companies with gross premiums written in excess of $10 billion. As we detail on slide six, this is truly a transformational opportunity for our two companies.

By merging with PartnerRe, we are creating a company that will be one of the world’s top specialty insurance and reinsurance companies with approximately $13 billion of combined shareholders equity that, as Michael said, is a top five global reinsurance franchise with leading position in the broker channel, and top 10 global life and health reinsurer and a significant primary specialty insurance platform with compelling growth prospects across a diversified array of product lines.

We see significant potential to create value through our increased relevance with distribution partners and clients across our three major business units with one of the most complete range of products and services, geographic spread, larger capacity and entrepreneurial spirit. And we are confident that we will achieve at least $200 million in expense savings.

In addition, the transaction will significantly enhance capital generation capabilities through diverse sources of growth and profit which will allow us to both reinvest in the franchise as well as return meaningful capital to our shareholders.

Today’s revised terms, as outlined on slide eight, reflect our steadfast commitment to the combination. Further terms of the amended amalgamation, PartnerRe common shareholders will receive a special one-time cash dividend of $11.50 per share immediately prior to the closing of the merger.

The original terms of the amalgamation agreement remain unchanged. AXIS shareholders will receive one common share and PartnerRe shareholders will receive 2.18 common shares in the amalgamated company for each share they own.

Our combined board will include seven directors from each company including Jean-Paul Montupet currently the Chairman of PartnerRe, remaining as the Chairman of the combined company.

Following the close of the transaction, PartnerRe shareholders will own approximately 51.5% of the amalgamated company while AXIS shareholders will own approximately 48.5%. We expect the transaction to close in the third quarter of this year. And we’ve already received a few regulatory approvals including Hart-Scott-Rodino clearance.

As outlined on slide nine, we have made significant progress to-date which has reaffirmed the strategic benefits of the combination. We’ve already completed the first phase of integration, and as a result of this process, we are even more confident of achieving at least $200 million in expense savings. The integration process has been extensive with active participation from both sides on

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AXIS Capital Holdings Ltd.	AXS	AXIS Capital Holdings Limited and PartnerRe Ltd Merger Call	May 4, 2015
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over 20 identified work-streams. Our discussions have generated many excellent ideas that will benefit our merged company going forward. In addition, the positive feedback from brokers and clients with respect to the merger has been tremendous.

This transaction remains financially very compelling. As we note on slide 10, the transaction will result in expense synergies as well as significant capital generation and return to shareholders. It will be accretive to operating earnings per share and ROE to AXIS shareholders beginning in the first full year after the close. And we expect to achieve double-digit EPS accretion and double-digit ROE by year two. Book value per share dilution will be de minimis with very acceptable low-single-digit tangible book value per share dilution that we expect to quickly earn back.

The immense capital and cash flow generation capacity from the combination will more strongly position the combined company to invest in research and product development, to reinvest in its specialty franchises and growth businesses, invest in its staff to present the best team in the industry and to return meaningful capital to shareholders.

This transformative combination creates a leading global reinsurance platform, which will be increasingly important as consolidation in the reinsurance market continues and as you’ve heard from us before, increasingly cedants are focusing their reinsurance purchases to a smaller core panel of lead re-insurers.

Now I’d like to discuss some of the specific value creating aspects of this merger. On slide 12, you will note that the combination creates a business with over $10 billion in total gross premiums with substantial strategic benefits. Upon the completion of the merger P&C reinsurance will comprise on a pro forma basis about 59% of our business, specialty insurance approximately 26% and life accident and health will represent 15%. Each of these three major businesses will benefit substantially from the markets positioning resulting from this combination.

As seen on slide 13, the two P&C reinsurance businesses combine to form a top five global P&C reinsurance business, and we will be the lead reinsurance based broker in the world.

Moving to slide 14, the combination of AXIS specialty insurance business with PartnerRe’s insurance direct and facultative and wholesale insurance business will create a primary insurance platform with over $2.5 billion in premiums. The global insurance business will have a balanced portfolio mix with strong focus on specialty lines and the potential to accelerate growth in desirable segments as opportunities arise.

Partner’s life, accident and health business conflicts very little with AXIS A&H, as you can see on slide 15. The combined business will be a top 10 global life and health reinsurer and a top three U.S. health reinsurer with significant opportunity for growth. The combined life, A&H business offers the ability to leverage broad product capabilities for very high growth potential.

Between the two businesses, we have products to appear to developed market demographics such as longevity and disability and to less developed market demographics such employee benefits and travel. The breadth of product is truly astounding and will allow us to create a leading value proposition wherever we go.

Healthcare is booming internationally. At AXIS, we’ve already began to target new markets like the Middle East and specialist classes such as expats and high net worth individuals. In the U.S. both companies have been leaders in pursuing opportunities arising from the establishment of the Affordable Care Act and our books complement each other very well.

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AXIS Capital Holdings Ltd.	AXS	AXIS Capital Holdings Limited and PartnerRe Ltd Merger Call	May 4, 2015
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This combination of the two complementary franchises will feature global product development, one of the best actuarial teams in the industry and significant geographic reach. In addition, our hybrid insurance and reinsurance model offers significant advantages.

The new management team at the combined company on slide 16 which was previously announced, demonstrates how we plan to leverage the deep talent in both organizations. This is a very strong team that I know well. We’ve been working closely together on the integration of our companies and we are committed to making it a success for all our stakeholders. We are looking forward to uniting as one company.

Moving to slide 18, I want to provide an update about our integration process. We are moving full steam ahead, approximately 150 people involved from both organizations working on over 20 separate work streams contributing to ensure the process moves as quickly and seamlessly as possible.

We have made significant progress in defining our vision and target operating model for our future, defining day one scope requirements and early indications strongly support accelerated achievement of strategic and operating objectives.

Slide 19 gives a breakdown of our clear path towards achieving this target. There are multiple opportunities for synergies across the organizations. As we’ve progressed through the first phase of integration, we’ve confirmed our initial assumptions and identified additional potential synergies that make us even more confident we will realize a minimum of $200 million in merger-related savings.

On slide 20, you can see our highly complementary geographic footprint and business segment coverage with operations around the world including North America, Europe, Asia, Australia, New Zealand, Latin America, the Caribbean and Africa. We will leverage each other’s offices to accelerate geographic expansion. This global footprint offers opportunity to grow our business and where we have overlap, serves as a source of expense savings.

Some may ask, why not take advantage of the $250 million breakup fee and go away? Simply accepting the $250 million termination fee would represent only a one-shot deal with no strategic benefits to AXIS. The feedback we received from clients and brokers and employees since the original announcement has only strengthened our conviction about the strategic power of this merger.

This transaction provides our companies with a tremendous opportunity to create substantial value immediately and even more over time. By merging with PartnerRe we increase our scale and market presence.

Our combined company will have approximately $13 billion in combined shareholders equity, over $10 billion in combined gross premiums written across three attractive business platforms and sustainable long-term commercial growth prospects through combined scale, efficiencies and expanded product capability. Our expanded global platform and local market expertise will support and enhance growth opportunities.

As you can see on the last page, this transaction generates meaningful synergies including over $200 million in identified actionable expense savings. We expect to achieve run rate level of savings within the first 18 months of the transaction.

We feel that the strength of both companies’ balance sheets, our shared conservative underwriting philosophies, strong reserve positions and the great familiarity between our management teams will limit the execution risk of this transaction.

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AXIS Capital Holdings Ltd.	AXS	AXIS Capital Holdings Limited and PartnerRe Ltd Merger Call	May 4, 2015
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Finally, the combination has the potential to increase our valuation by providing shareholders with an attractive entry point. We will have a stronger platform with earnings per share and ROE accretion driving sustainable value creation.

Now we’d like to open up the call for questions. Operator?

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AXIS Capital Holdings Ltd.	AXS	AXIS Capital Holdings Limited and PartnerRe Ltd Merger Call	May 4, 2015
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• QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] And our first question comes from Amit Kumar of Macquarie. Please go ahead.

<Q – Amit Kumar – Macquarie Capital (USA), Inc.>: Thank you, good morning and thanks for the call.

<A – Albert Benchimol – AXIS Capital Holdings Ltd.>: Good morning Amit.

<Q – Amit Kumar – Macquarie Capital (USA), Inc.>: Just two quick questions. The first question regarding, I think we have some sense to this, how did you come up with the $11.50 number? Was that more to maintain I guess book value growth equilibrium or maybe just talk about that number?

<A – Albert Benchimol – AXIS Capital Holdings Ltd.>: And what’s your second question?

<Q – Amit Kumar – Macquarie Capital (USA), Inc.>: The second question is what I was getting this morning, was as an AXIS shareholder, I just saw $560 million of potential capital from new company, move to PartnerRe shareholders. I’m curious what you would say to that?

<A – Albert Benchimol – AXIS Capital Holdings Ltd.>: Okay, thank you for that. Let’s address the first question. Obviously the derivation of the dividend took a lot of things into consideration. But, fundamentally as I mentioned earlier everything that we’ve seen from our earliest due diligence to the integration planning process has really gone very, very well and we’ve confirmed all of those benefits. And when we reviewed the expense synergies, the cash flow, the capital efficiencies available as a result of this merger and the fact that clearly, PartnerRe was listening to its shareholders and wanted to make sure, as we did, frankly, that all of the shareholders of both companies saw meaningful benefit in this merger. We felt it was appropriate to have PartnerRe declare the dividend of $11.50.

But importantly, Amit, even with this dividend we will have substantial capital to support our strong ratings, drive profitable growth and still continue with our plans to return our accumulated earnings to our shareholders through both regular dividends and stock repurchases. So we did not see any diminution of the potential of our company and the potential of our merger going through it.

Now with regards to the $560 million, I think what we need to do is really two things. The first things that I would correct is that although there is a $560 million dividend, the remaining company is going to be owned 52% by PartnerRe shareholders and 48% by AXIS shareholders. And so 52% of that reduction is actually absorbed by the PartnerRe shareholders. So as an AXIS shareholder if you look at the combined company after the merger, it’s only approximately $270 odd million which is a reduction.

And with that reduction, which I acknowledge, which does create, as I mentioned, only a very de minimis book value dilution and only low-single-digits tangible book value dilution, I believe that our shareholders are well served by owning a company that will be a formidable competitor going forward, having EPS accretion already in the first year, seeing double-digit EPS accretion within the second year, double-digit ROE over time. And as I said I expect that the benefits of this merger are such that we will very quickly earn back the very modest dilution that we took on tangible book value.

<A – Michael Butt – AXIS Capital Holdings Ltd.>: And if I may add, our board obviously agreed with that analysis strongly.

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AXIS Capital Holdings Ltd.	AXS	AXIS Capital Holdings Limited and PartnerRe Ltd Merger Call	May 4, 2015
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<Q – Amit Kumar – Macquarie Capital (USA), Inc.>: Got it. Okay. I’ll stop here. Thanks for the answers.

<A – Albert Benchimol – AXIS Capital Holdings Ltd.>: You are very welcome.

Operator: Our next question comes from Meyer Shields of KBW. Please go ahead.

<Q – Meyer Shields – Keefe, Bruyette & Woods, Inc.>: Thanks. Good morning. Albert, could you talk a little bit more specifically about the response you’re seeing at 4/1 and how that plays in with your initial expectations?

<A – Albert Benchimol – AXIS Capital Holdings Ltd.>: Yes, Mike, thank you. I think both PartnerRe and ourselves were very impressed by the reaction we got. As you might imagine we spent a long time throughout the last three months talking to brokers and talking to clients because one of the uncertainties as we were planning this merger was, as you all were asking, what are the potential dissynergies, and that was a number that we had – we were able to put a placeholder if you would, but this needed to be confirmed in the market.

What I will tell you is that we grossly overestimated the dissynergies when we started this merger. Our clients and our brokers are highly enthusiastic about their merger. They see this as a real commitment to becoming a leader in the reinsurance space and they want to do more business with us, plain and simple.

In fact, I would argue that our underwriters on both sides and seeing the market response is actually emboldened them and made them feel increasingly comfortable about this merger going forward. We will be a much stronger competitor going forward. It’s been – I have to say I’ve had fantastic meetings, which again, is why am so committed to making this merger work.

<A – Michael Butt – AXIS Capital Holdings Ltd.>: If you believe in the tectonic plate shifts that some of you have all been talking about going on in the industry, then a lot of the thinking going into what we are doing relates to that and putting us in a position to be more strongly equipped to deal with those plate shifts.

<A – Albert Benchimol – AXIS Capital Holdings Ltd.>: And by the way, the benefits that we’ve seen are not only on the reinsurance side. We’ve already seen significant benefits in our interactions with our brokers and clients on the insurance side and also on the A&H side. We’ve been – I’m very proud to say, we’ve been a very successful midsized company. This merger takes us into the top lead group, and we will be highly welcomed by our brokers and our clients in this top leadership group.

<A – Michael Butt – AXIS Capital Holdings Ltd.>: Yes.

<Q – Meyer Shields – Keefe, Bruyette & Woods, Inc.>: Okay. That’s very helpful. I just want to touch on one thing you said. I think we’ve all talked a lot, I understand well the panel reduction on the part of P&C reinsurers. Is there similar trend going on in the life reinsurance space?

<A – Albert Benchimol – AXIS Capital Holdings Ltd.>: Actually, the life reinsurance space is a space that actually has smaller panels than the P&C space. There are actually smaller numbers of reinsurers in the world and they tend to have very strong relationships with their clients. So it’s already there, if you would. I think there the benefit that we have – excuse me – is that if you look at the lead reinsurers in the world, they are essentially the top five, top six global reinsurers in the life world, and clients have significant concentration of business and receivables with those top reinsurers as it stands.

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AXIS Capital Holdings Ltd.	AXS	AXIS Capital Holdings Limited and PartnerRe Ltd Merger Call	May 4, 2015
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The ability for the combined company to come with a life product offering and a $13 billion equity base; again, will be very welcomed by the clients because it provides a significant player to add to that too small a group of global life reinsurers.

<Q – Meyer Shields – Keefe, Bruyette & Woods, Inc.>: Okay. Thanks so much.

Operator: And our next question comes from Charles Sebaski of BMO Capital Markets. Please go ahead.

<Q – Charles Sebaski – BMO Capital Markets (United States)>: Good morning.

<A – Albert Benchimol – AXIS Capital Holdings Ltd.>: Good morning, Charles.

<Q – Charles Sebaski – BMO Capital Markets (United States)>: I’m wondering first if you could talk at all about what the potential capital synergies are of the combined entity? I know you talked about the expense savings and your due diligence highlighting other, I was just wondering if you could point to any or what the balance sheet synergies, capital relief could look like?

<A – Albert Benchimol – AXIS Capital Holdings Ltd.>: Well, we can’t quantify them for you here, but certainly we’ll tell you that as we’ve been mentioning in a number of areas, the books are actually highly complementary. And so as you have this increasing complementation, you get diversification benefits across the book.

Importantly, the ability to manage the overall book to make better purchases of reinsurance and retro, because as a larger buyer you get a lot more coverage from the market, and the ability to partner with third party capital to help deliver additional capital and potentially lower cost, additional capital to our clients, are all ways that we’ll reduce the overall – what I would say gross capital requirements of our company.

And, of course, as a larger company with a broader range of products and services by industry, by line, by geography, we become a much more attractive partner to the – become a much more attractive partner to the third-party capital providers which again only makes it easier for us to optimize the growth and the net portfolio that we keep.

I think importantly, and I did not mention this in my prepared remarks, we have spoken to the rating agencies about our plans and about this dividend and the feedback that we received was very positive. And I expect that the rating agencies see no issue with the declared dividend and our plans to continue to grow and return capital to our shareholders.

<Q – Charles Sebaski – BMO Capital Markets (United States)>: Could we talk that – the dividend and the dollar amount at $11.50, was this – did you, were you comfortable at this level due to some of the further due diligence that has been taking place since you announced the deal that, hey, we’ve gotten a better look at the books, we’ve gone through the reserve basis, we see where this is supported relative to where it was before?

And then additionally, what would be the comments some investors might have that, of the new company board makeup and the board members coming from the PartnerRe side saying that this kind of dividend should have been at the initial announcement of this transaction as opposed to here and that – it might question some that the board members are looking out for shareholder interest on the PartnerRe side, not on your side. I think that people realize you struck a pretty attractive deal at the offset.

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<A – Albert Benchimol – AXIS Capital Holdings Ltd.>: There’s a lot of stuff in your question so let’s see if I can reduce it. Yes, the answer is yes. Everything that we’ve learned and we’ve gone into depth a lot more has certainly made us more comfortable that we could see this capital dividend go out of the company and still have no impact on our plans going forward, so a yes to your first part of your question.

With regard to the second part of your question, frankly, it’s not up to me to discuss that. What I will tell you is that the PartnerRe management and directors have been staunch defenders of the interests of PartnerRe and his shareholder and where we are today is a deal that I believe provides significant value to the shareholders of both companies.

<Q – Charles Sebaski – BMO Capital Markets (United States)>: I appreciate your answers.

<A – Albert Benchimol – AXIS Capital Holdings Ltd.>: Thank you.

Operator: And our next question comes from Josh Shanker of Deutsche Bank. Please go ahead.

<Q – Josh Shanker – Deutsche Bank Securities, Inc.>: Yeah. Good morning. Following up on Charles’s question just a little bit, and I absolutely agree with almost everything he said, the one question I have for you Albert, which I am really not lawyer and I don’t understand these things completely, is there any risk of AXIS having engaged in collusion with PartnerRe given you already have 150 people dedicated to making this merger work and are there any legal implications to that?

<A – Albert Benchimol – AXIS Capital Holdings Ltd.>: Josh, that question is so far out of line I wouldn’t even know how to answer it.

[Overlapping speakers] (29:15)

<A – Albert Benchimol – AXIS Capital Holdings Ltd.>: No, no let me finish it.

<Q – Josh Shanker – Deutsche Bank Securities, Inc.>: Can you explain why it’s not an issue – why it’s not an issue – I don’t understand I am not – help us out.

<A – Albert Benchimol – AXIS Capital Holdings Ltd.>: Let me finish it.

<Q – Josh Shanker – Deutsche Bank Securities, Inc.>: Thanks.

<A – Albert Benchimol – AXIS Capital Holdings Ltd.>: We have an amalgamation agreement, which we signed with the two companies. We have confidentiality agreements, which we signed with the two companies and we have followed to the letter of the law and the spirit of the law all protection of confidential information going forward. There is nothing wrong with two companies proceeding with integration work prior to the close of a transaction.

Operator: Thank you. Our next question comes from Jay Cohen of Merrill Lynch. Please go ahead.

<Q – Jay Cohen – Bank of America Merrill Lynch>: Yes. Thank you. On the capital return, Albert, you talked about returning the accumulated earnings to shareholders through buybacks and dividends. Is that just on the AXIS side or are you speaking for the entire company, for the PartnerRe accumulated earnings as well?

<A – Albert Benchimol – AXIS Capital Holdings Ltd.>: Jay, good morning, I’m talking about the accumulated earnings of both companies. As you know, both companies have been very good stewards of capital and my understanding is that both companies were prepared to return all of their earnings to their shareholders during the year.

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AXIS Capital Holdings Ltd.	AXS	AXIS Capital Holdings Limited and PartnerRe Ltd Merger Call	May 4, 2015
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Now we did suspend the share repurchase on the announcement of the merger, but since then we’ve been accruing a lot of earnings that we do not believe we need either on a standalone basis or on a combined basis. And as soon as the merger is closed we will be re-initiating capital management activities and it remains our intention to return to our shareholders immediately after the close our accumulated joint earnings of the company.

<Q – Jay Cohen – Bank of America Merrill Lynch>: Great, that’s all I needed. Thanks for the clarification.

<A – Albert Benchimol – AXIS Capital Holdings Ltd.>: You are welcome.

Operator: And our next question comes from Ian Gutterman of Balyasny. Please go ahead.

<Q – Ian Gutterman – Balyasny Asset Management LP>: Hi, thank you. First Albert, I think – correct me if I’m wrong here – but I think in the original presentation you did not say this was double-digit EPS accretive. Am I correct that this is new this time?

<A – Albert Benchimol – AXIS Capital Holdings Ltd.>: I’d have to recall, but I think that – I don’t remember what we said but I think that the accretion to the organization really hasn’t changed much between the original model and what we have now.

<Q – Ian Gutterman – Balyasny Asset Management LP>: That’s what I was trying to get at, okay. It’s just I didn’t see that in the slides. I couldn’t remember if you verbally said it or not. ‘

And then secondly, I don’t see, at least yet, any comment from Exor, whether they’re going to withdraw their offer or not. If they don’t and they want to leave that offer out there and this goes to a vote on the PartnerRe side, what – if that were to happen and PartnerRe were to lose the vote with you, do you still get your breakup fee?

<A – Albert Benchimol – AXIS Capital Holdings Ltd.>: As I understand the terms of the agreement, if the PartnerRe shareholders vote down this deal and then subsequently do a transaction in the subsequent 12 months, we would get the entire breakup fee of $280 million plus the reimbursement of expenses.

<Q – Ian Gutterman – Balyasny Asset Management LP>: Okay, so I guess – if it was voted – I mean, obviously, you get into games of chicken with this stuff – if they vote it down but then PartnerRe chooses to remain independent you would get something less?

<A – Albert Benchimol – AXIS Capital Holdings Ltd.>: If they chose to remain independent we would get a vote down fee of $55 million plus reimbursement of expenses. But obviously, I’m quite confident that the shareholders of PartnerRe will see the merits of this merger and the value creation and so I’m very optimistic, Ian, that the shareholders of PartnerRe will vote to support this transaction.

<Q – Ian Gutterman – Balyasny Asset Management LP>: No, of course. I just wanted to understand the ramifications because these things get complicated sometimes. That’s all I had. Thank you.

<A – Albert Benchimol – AXIS Capital Holdings Ltd.>: Thank you.

Operator: [Operator Instructions] Our next question comes from Brian Meredith from UBS. Please go ahead.

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<Q – Brian Meredith – UBS Securities LLC>: Hey, good morning. Albert, just quickly, so I think last time we had one of these calls, a question was getting commitment to obviously the primary insurance business and that being a larger percentage of your overall business and I think you said yeah, you’d like that to be the case over time, at least 50/50 or more. I’m just curious: how do you expect to get to that kind of 50/50 or more? Is that an organic growth? Do you think there is additional acquisition to come here down the road?

<A – Albert Benchimol – AXIS Capital Holdings Ltd.>: I think we have a – thank you for that question, Brian. I think we have a wide range of opportunities. I think organically, we will be able to grow more because of our positioning, of our breadth of products, capital, locations and all the benefits that I have enunciated in the beginning of this presentation. But there’s no question that with a company of the size that we will have, the potential profitability and cash flow here is very large.

And so, certainly we’ll also have the ability to make acquisitions if there are attractive acquisitions available going forward. But that, as at all times, will be based on the opportunities in front of us and the benefits of investing our capital to support growth organically, to support growth by acquisitions or to return that capital back to our shareholder. You’ve got our commitment that we will make the best decisions we can at that time.

<Q – Brian Meredith – UBS Securities LLC>: Great, thanks for the answer.

<A – Albert Benchimol – AXIS Capital Holdings Ltd.>: You’re welcome Brian. Thank you.

Operator: This concludes the question-and-answer session. At like to turn the call back over to Albert Benchimol for any closing remarks.

Albert A. Benchimol, President, Chief Executive Officer & Executive Director

Well, thank you very much for joining us. We are obviously very excited and very committed with our upcoming merger with PartnerRe. We believe that we are creating one of the more successful leading companies in the P&C space. And we look forward to reporting to you on our progress as time goes by. Have a great day.

Michael A. Butt, Chairman

Thank you all. Take care.

Operator: And we thank you for your time. Today’s conference has now concluded. And we thank you all for attending today’s presentation. You may now disconnect.

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AXIS Capital Holdings Ltd.	AXS	AXIS Capital Holdings Limited and PartnerRe Ltd Merger Call	May 4, 2015
Company ▲	Ticker ▲	Event Type ▲	Date ▲

Disclaimer

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Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and/or AXIS may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document PartnerRe and/or AXIS may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of PartnerRe and/or AXIS, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe will be available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS will be available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 27, 2014, May 16, 2014 and January 29, 2015. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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